SilverCrest Announces Babi Sur Vein Expansion, Additional High-Grade Drill Results:

•	3.1 Metres at 1,355 gpt AgEq
•	8.8 Metres at 536 gpt AgEq
•	3.8 Metres at 773 gpt AgEq

Vancouver, British Columbia--(Newsfile Corp. - August 28, 2019) - SilverCrest Metals Inc. (TSXV: SIL) (NYSE American: SILV) ("SilverCrest" or the "Company") is pleased to announce initial in-fill and additional expansion drill results from the Babi Sur Vein ("Babi Sur") of the Las Chispas Project ("Las Chispas") located in the state of Sonora, Mexico. In-fill drilling has increased the confidence of resources and high-grade continuity in the vein. Expansion drilling has increased the high-grade footprint for possible additional resources (see attached Figures). The 33 drill holes released today (23 in-fill and 10 expansion) are in addition to the 39 drill holes previously announced on February 14, 2019, and used in the technical report titled "Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico", dated effective May 15, 2019, as amended July 19, 2019 (the "PEA"). The PEA is available on SEDAR (www.sedar.com) and the Company's website (www.silvercrestmetals.com).

The Babi Sur Vein, as defined in the PEA includes 39 drill holes, and has a modelled average vein width (true) of 0.95 metres and cut diluted grade of 4.10 grams per tonne ("gpt") gold (or "Au") and 268 gpt silver (or "Ag"), or 575 gpt silver equivalent ("AgEq", based on assumptions defined in table below) over a discontinuous (4 discrete zones) mineralized length of 1,200 metres (see attached Figures). The Babi Sur drill holes announced in this release have a weighted average true width of 2.3 metres grading 3.36 gpt Au and 282.5 gpt Ag, or 534 gpt AgEq (uncut) with hole intercepts distributed along the same estimated mineralized length as presented in the PEA. These new drill results suggest an increase in true width of between 1 to 2 metres, from 0.95 metres, and confirm the estimated overall grade of 534 to 575 gpt AgEq. In-fill drilling is also suggesting better continuity between the discrete zones delineated in the most recent resource estimate, with potential to reduce the required underground development to access these areas of the vein. In addition, drilling has established further high-grade mineralization intersected to depth and down plunge. While drilling the Babi Sur Vein, the Babi Sur HW Vein was intercepted along with other unknown vein intercepts, with the results presented in the tables below.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, "While Babi Sur mineralization has an impressive average grade of approximately 500 gpt AgEq, it tends to be overlooked when reviewing the higher grades at the Babicanora, Babicanora Norte and Babicanora FW veins. Babi Sur is incremental for additional ounces and conveniently located within the Babicanora area for accessibility in the conceptual mine plan. Since the last resource estimate in February 2019, we have been systematically testing Babi Sur to connect the four zones of mineralization and potentially expand the resource. The results to date suggest that the vein is wider and has increased continuity, with potential to expand the resource while reducing underground development costs to access the mineralization. Over the next several months, we are systematically and aggressively drilling in-fill and expansion holes for most of the Las Chispas veins with resources, including Babi Sur Vein, to meet our schedule to convert resources into reserves for the ongoing feasibility study. Of the 16 drills currently operating at Las Chispas, three are dedicated to Babi Sur."

The most significant results for this release are hole BAS19-63, at 3.1 metres (est. true width) grading 8.51 gpt Au and 716.6 gpt Ag, or 1,355 gpt AgEq and hole BAS19-57, which intersected 8.8 metres grading 3.09 gpt Au and 304.6 gpt Ag, or 536 gpt AgEq. Also, noteworthy is hole BAS19-49 at 3.8 metres grading 5.32 gpt Au and 374.3 gpt Ag, or 773 gpt AgEq. The following table summarizes the most significant drill intercepts (uncut, undiluted) for this release;

Babi Sur Vein:
	From	To	Interval	Est. True Width	Au	Ag	AgEq
Hole ID	(m)	(m)	(m)	(m)	gpt	Gpt	Gpt
BAS19-40	198.0	199.1	1.1	0.9	2.51	12.4	201
BAS19-44	474.4	477.4	3.0	2.5	3.62	278.1	550
incl.	476.6	477.4	0.8	0.6	12.15	898.0	1,809
BAS19-49	269.0	274.8	5.8	3.8	5.32	374.3	773
incl.	274.0	274.8	0.7	0.5	40.80	2,870.0	5,930
BAS19-50	448.6	449.3	0.7	0.5	12.70	756.0	1,709
BAS19-51	288.8	289.3	0.6	0.5	2.05	144.0	298
BAS19-54	323.9	324.5	0.6	0.5	1.95	163.0	309
BAS19-55	194.0	195.1	1.1	0.9	1.62	28.0	149
BAS19-57	289.5	299.8	10.3	8.8	3.09	304.6	536
incl.	291.0	295.5	4.5	3.8	4.90	465.0	833
BAS19-60	238.8	239.3	0.6	0.5	2.26	156.0	326
BAS19-63	258.4	261.8	3.4	3.1	8.51	716.6	1,355
incl.	259.9	261.8	1.9	1.7	14.26	1,237.9	2,308
BAS19-67	297.0	298.4	1.3	1.0	0.52	141.5	180
BAS19-70	271.9	275.5	3.6	3.1	1.42	223.9	330
incl.	273.9	274.5	0.6	0.5	2.11	448.0	606
BAS19-71	278.3	281.7	3.4	2.6	1.38	149.5	253
BAS19-72	281.1	286.4	5.3	4.1	1.31	113.7	212
Weighted Average			2.9	2.3	3.36	282.5	534

Babi Sur HW Vein:
	From	To	Interval	Est. True Width	Au	Ag	AgEq
Hole ID	(m)	(m)	(m)	(m)	gpt	gpt	Gpt
BAS19-44	401.1	401.6	0.5	0.4	1.23	117.0	209
BAS19-49	259.9	262.8	2.9	1.9	2.29	889.1	1,061
incl.	259.9	261.6	1.7	1.1	3.37	1,472.0	1,725
BAS19-57	243.8	245.0	1.3	1.1	2.68	165.0	366
BAS19-67	259.6	260.1	0.5	0.4	2.33	42.0	217
BAS19-71	242.8	244.1	1.3	1.0	2.61	409.2	605
incl.	243.5	244.1	0.5	0.4	6.25	843.0	1,312
BAS19-72	252.5	253.0	0.5	0.4	1.44	111.0	219
Babi Sur Unnamed Veins:
	From	To	Interval	Est. True Width	Au	Ag	AgEq
Hole ID	(m)	(m)	(m)	(m)	gpt	gpt	Gpt
BAS19-51	284.3	285.0	0.8	0.6	0.80	96.0	156
BAS19-53	200.1	201.7	1.6	1.2	1.49	219.0	331
BAS19-54	334.0	335.2	1.2	1.0	0.83	98.1	160
BAS19-57	226.5	227.7	1.2	1.0	1.25	109.5	203
BAS19-57	280.6	281.1	0.5	0.4	1.46	145.0	255
BAS19-61	163.1	163.6	0.5	0.4	1.98	14.7	163
BAS19-63	279.7	280.9	1.2	1.1	0.40	232.5	263

Note: all numbers are rounded. Based on a cutoff grade of 150 gpt AgEq with no minimum width.
* AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$17 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 90% silver and 95% gold.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

For the Babi Sur veins, holes BAS19-41 to 43, 45 to 48, 52, 56, 58, 59, 62, and 64 intersected veining but were below the Company's cutoff grade of 150 gpt AgEq. Holes BAS19-65, 66, 68, and 69 have pending assays, and will be reported when compiled.

The Babi Sur Vein and Babi Sur HW Vein are still open to depth and down plunge to the southeast. Unnamed veins are under review for possible continuity and announcement(s) of additional vein discoveries. Approximately 25 to 35 additional in-fill and expansion holes, for a minimum of 7,000 metres, are planned for the Babi Sur Veins in H2, 2019.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership of where all the resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries that are being evaluated for economic viability and potential production in the future. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration and drilling programs of the Las Chispas Property, including construction of the Area 51 decline, metallurgical test, mineralization estimates and grades for drill intercepts, permitting for various work, and optimizing and updating the Company's resource model and preparing a feasibility study; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Figure 1: Las Chispas District with Babicanora Plan Map, August 2019

To view an enhanced version of Figure 1, please visit:
https://orders.newsfilecorp.com/files/1467/47348_sc2.jpg

Figure 2: Long Section (Inclined) of Babicanora Sur Vein Looking Southwest

     To view an enhanced version of Figure 2, please visit:
https://orders.newsfilecorp.com/files/1467/47348_sc4.jpg

N. Eric Fier, CPG, P.Eng
Chief Executive Officer
SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.
Contact: Jacy Zerb, Investor Relations Manager
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free: 1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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